UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULES 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                               February, 2006

                     Commission File Number: 000-26840

                              TITAN CABLE PLC
              (Translation of registrant's name into English)

      Hill House, 1 Little New Street, London, United Kingdom EC4A 3TR
                  (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F   X                Form 40-F
                        ---                          ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes         No  X
                                 ---        ---

     If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-_______.

                               EXHIBIT INDEX

EXHIBIT
99.1          Titan Cable PLC - Notice of Final General Meeting

                                 SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      TITAN CABLE PLC
                                      ------------------------------
                                             (Registrant)


Dated: February 27, 2006              By:  /s/ Nicholas James Dargan
                                          --------------------------
                                          Name:  Nicholas James Dargan
                                          Title: Joint Liquidator